                                                                    EXHIBIT 99.2

           HANMI FINANCIAL CORP. ANNOUNCES 1ST QUARTER OF 2003 RESULTS

                NET INCOME OF $4.2 MILLION, OR $0.30 DILUTED EPS

                 TOTAL ASSETS GREW OVER $1.5 BILLION MILE STONE

LOS ANGELES, April 17, 2003 (BUSINESS WIRE) -- Hanmi Financial Corporation (the "Company") (NASDAQ:HAFC), the holding company for Hanmi Bank (the "Bank"), today announced the (unaudited) results of its operations for the first quarter ended March 31, 2003. Net income for the quarter ended March 31, 2003 was $4.2 million, an increase of 2.8% from the same quarter in 2002 net income of $4.1 million. On an earnings-per-share basis, for the first quarter of 2003, diluted earnings per share were $0.30, up 2.7% from the $0.29 reported in the prior-year first quarter.

QUARTER HIGHLIGHTS

         - Total assets surpassed $1.5 billion during the first quarter of 2003, which represented 27% increase compared to $1.2 billion at March 31, 2002.

         -        Loans surpassed $1 billion during the first quarter of 2003.

         - Net loans increased by 20.1% or $173.1 million to $1.0 billion compared to $860.9 million at March 31, 2002.

         - First quarter 2003 net income increased 2.8% to $4.2 million compared to $4.1 million during the same quarter a year ago.

         - On an earnings-per-share basis, first quarter 2003 net income was $0.30 per diluted share, an increase of 2.7%, over $0.29 per diluted share a year ago.

         - Service charges on deposits increased by 12.7% to $2.5 million from $2.2 million during the same quarter a year ago.

         - Non-interest income increased by 4% over the comparable quarter a year ago.

         -        New branch was opened in Silicon Valley in February 2003.

"I am very pleased to report that on April 15, 2003 we paid our first quarterly cash dividend of $0.10 per share, based on our consistent earnings. We also continue to show strong balance sheet growth and our two new Torrance and Silicon Valley branches already show early signs of success. I believe, our continued organic growth trend, under current geopolitical and economic environment, is a tangible sign that Hanmi continues to grow to the next level." said Chung Hoon Youk, President and CEO. "I am confident that Hanmi is well-positioned to show significant net income growth when current interest margin compression is relieved," continued Youk.

NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES

Net interest income before provision for loan losses of $12.1 million for the first quarter of 2003 increased by $945,000, or 8.4%, compared to $11.2 million during the same quarter a year ago. The increase in net interest income was primarily due to an increase of average interest-earning assets over average interest bearing liabilities. The net interest margin was 3.48% for the first quarter of 2003.

Average interest-earning assets increased $305.6 million or 28.1% over last year's first quarter and provided an additional $1.3 million of interest income compared to the same quarter in prior year. The majority of this growth was funded by $260.5 million increase in average deposits and $24 million increase in average borrowings.

Average interest-bearing deposits increased $199.8 million or 25.9% over last year's first quarter, but the interest expense increased only $384,000. Interest expense increased $1.1 million due to increase in volume, but mitigated by $768,000 due to decrease in interest rate.

PROVISION FOR LOAN LOSSES

The provision for loan losses represents the charge against current earnings that is determined by management, through a disciplined credit review process, as the amount needed to maintain an allowance that is sufficient to absorb loan losses inherent in the Company's loan portfolio. In view of the still uncertain economic picture, and the additional inherent risk resulting from the overall increase of our loan portfolio, we increased the allowance for loan losses by $873,000 to $13.1 million from the quarter ended December 31, 2002. The provision for loan losses was $1.2 million in the first quarter of 2003 compared to $1.1 million for the first quarter of 2002.

NON-INTEREST INCOME

Non-interest income was $4.5 million for the first quarter of 2003, which represented an increase of 4.0% compared to $4.3 million during the same quarter in 2002. The increase was mainly due to an increase in service charges on deposit accounts of $278,000. Other non-interest income increased by 23.5% or $275,000, which includes $242,000 increase in fee income in international trade finance.

NON-INTEREST EXPENSE

Non-interest expense increased by $1.2 million or 16% to $8.9 million in the first quarter of 2003 compared to $7.7 million in 2002. The increase during the first quarter 2003 was primarily attributable to increase in salaries and employee benefit of $461,000, and an increase in other non-interest expense of $648,000. The salaries and employee benefit was increased particularly due to additional staffing of new branch, salary adjustment, and increase of health insurance premium. Other non-interest expenses included increases in data processing fee of $105,000, consulting fees of $108,000, assessment and administration expenses of $113,000 and telephone expenses of $98,000,

INCOME TAXES

The provision for income taxes was $2.3 million, at an effective tax rate of 35% for the first quarter of 2003 compared to $2.6 million at an effective tax rate of 39% in 2002. The effective income tax rate for year 2003 reflects income tax benefits of a Real Estate Investment Trust, a special purpose subsidiary of the Bank, which provides income tax benefit and flexibility to raise additional capital in a tax efficient manner, and tax credits earned from qualified low-income housing investments.

FINANCIAL POSITION

Total assets were $1.6 billion at March 31, 2003, up 6.6% from December 31, 2002 of $1.5 billion, primarily reflecting the growth in commercial real estate loans and commercial loans. Our investment securities portfolio increased 35% to $377.5 million at March 31, 2003, up $97.9 million compared to $279.5 million at December 31, 2002.

At March 31, 2003, gross loans totaled $1.0 billion, an increase of $60.7 million or 6.2% from $986.4 million at December 31, 2002. The majority of the growth was in real estate loans, which grew by $40.6 million to $412.2 million at March 31, 2003 compared to $371.6 million at December 31, 2002, and in commercial loans, which increased by $19.4 million to $592.3 million at March 31, 2003 compared to $572.9 million at December 31, 2002. The increase in real estate loans and commercial loans was primarily due to new business.

The increase in total assets was fueled by increases in customer deposits of $56.2 million, up by 4.4%, to $1.3 billion. These increases were led by increases in other time deposit of $55.9 million, up by 21.5% to $315.8 million, and time deposit over $100,000 of $13.1 million, up by 4.0% to $336.6 million, through a special deposit campaign.

ASSET QUALITY

At March 31, 2003, accruing loans 90 days past due or more were $2.0 million, increased by $1.4 million from $617,000 at December 31, 2002. This increase was mainly due to $1.3 million loan to low-income housing project, which should have been paid off through city's subsidy fund. The management anticipated this matter will be resolved in the second quarter of 2003, since it related to a procedural delay.

Non-accrual loans were $7.4 million at March 31, 2003, increased by $1.5 million from $5.9 million at December 31, 2002. Increase was due to two real estate secured loans that were newly placed into non-accrual loan pool, and the Company provided specific reserve for these loans as of March 31, 2003.

BORROWINGS

Our borrowings mostly take the form of advances from the Federal Home Loan Bank of San Francisco ("FHLB"), and repurchase agreements. Advances from the FHLB were $34.8 million, and securities sold under agreements to repurchase were $34 million.

About Hanmi Financial Corporation

Headquartered in Los Angeles, Hanmi Bank, a wholly owned subsidiary of Hanmi Financial Corporation, is one of the leading banks providing services to the multi-ethnic communities of Southern California, with 14 full-service offices in Los Angeles, Orange, San Diego and Santa Clara counties. Hanmi Bank specializes in commercial, SBA, trade finance and consumer lending, and is a recognized community leader. The Bank's mission is to provide varied quality products and premier services to its customers and to maximize shareholder value.

FORWARD-LOOKING STATEMENTS

This release may contain forward-looking statements, which are included in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement. These factors include the following: general economic and business conditions in those areas in which the Company operates; demographic changes; competition for loans and deposits; fluctuation in interest rates; risks of natural disasters related to the Company's real estate portfolio; risks associated with SBA loans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of the Company's business; and changes in securities markets.

Contact: Yong Ku Choe, CFO (213) 368-3200

         Kate Yi (Kim), Investor Relations (213) 639-1767